Exhibit 99.2

James Hardie Announces Adjusted Net Operating Profit1

of US$63.5 Million for Fiscal 2016 First Quarter

James Hardie today announced results for the quarter ended 30 June 2015:

•	Group Adjusted net operating profit[1] of US$63.5 million, an increase of 27% compared to the prior corresponding period (“pcp”);
•	Group Adjusted EBIT[1] of US$89.7 million, an increase of 26% compared to pcp;
•	Group net sales of US$428.3 million, an increase of 3% compared to pcp;
•	USA and Europe Fiber Cement Segment net sales of US$337.0 million, an increase of 5% compared to pcp;
•	USA and Europe Fiber Cement Segment EBIT margin of 26.6%;
•	Asia Pacific Fiber Cement Segment EBIT margin[1] of 21.4%;
•	Contribution of US$62.8 million to AICF on 1 July 2015; and
•	Subsequent to period end, repurchased approximately 1.7 million shares, at an aggregate cost of US$22.5 million, under the previously announced share buyback program.

CEO Commentary

James Hardie CEO Louis Gries said: “During the first quarter of fiscal year 2016, all of our businesses delivered higher volumes, higher average selling prices in local currency and higher EBIT in local currency compared to the prior corresponding period. Our Adjusted net operating profit of US$63.5 million is the highest first quarter result since fiscal year 2007, largely driven by the operating results of our USA and Europe Fiber Cement segment.”

He continued, “The USA and Europe segment result is primarily driven by lower production costs, due to the continued focus on operating performance, further aided by deflationary trends in markets for our key inputs and freight. In local currency, our Asia Pacific Fiber Cement segment provided a strong result, however, the 17% appreciation of the US dollar over the period had an adverse impact on the group’s consolidated results.”

Mr. Gries concluded, “From a capital structure and allocation perspective, we have maintained a conservative level of debt, within our stated financial framework, and subsequent to quarter end, we purchased approximately 1.7 million shares of our common stock with an aggregate cost of US$22.5 million. Additionally, on 1 July 2015, we made a payment of US$62.8 million to AICF, representing 35% of our free cash flow, as defined by the AFFA, for fiscal year 2015.”

1 The Company may present financial measures that are not considered a measure of financial performance under US GAAP and should not be considered to be more meaningful than the equivalent US GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with US GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the Non-GAAP financial measures presented in this Media Release, including a reconciliation of each non-GAAP financial measure to the equivalent US GAAP measure, see the sections titled “Definition and Other Terms” and “Non-US GAAP Financial Measures” included in the Company’s Management’s Analysis of Results for the first quarter ended 30 June 2015.

Outlook

The Company expects to see moderate growth in the US housing market in fiscal year 2016, assuming new housing construction starts of between 1.1 and 1.2 million. We expect our USA and Europe Fiber Cement Segment EBIT and EBIT margins to be toward the higher end of, and may exceed our stated target range of 20% to 25% for fiscal year 2016, with a likely return to our target range in fiscal year 2017 and beyond. This expectation is based on the assumptions that we continue to achieve strong operating performance in our plants consistent with recent quarters and deflationary to stable input cost trends.

Net sales from the Australian business are expected to grow, tracking in line with expected growth in new detached dwellings and an improving repair and remodel market. Similarly, the New Zealand business is expected to deliver improved results supported by a strong local housing market, particularly in Auckland, although at a more moderate rate of growth than the prior year.

Full Year Earnings Guidance

Management notes the range of analysts’ forecasts for net operating profit excluding asbestos for the year ending 31 March 2016 is between US$244 million and US$286 million. Management expects full year Adjusted net operating profit to be between US$240 million and US$270 million assuming, among other things, housing conditions in the United States continue to improve in line with our assumed forecasted new construction starts, input prices and production efficiencies remain consistent and an average exchange rate at or near current levels is applicable for the remainder of the year.

The comparable Adjusted net operating profit for fiscal year 2015 was US$221.4 million.

Management cautions that although US housing activity has been improving, market conditions remain somewhat uncertain and some input costs remain volatile. The Company is unable to forecast the comparable US GAAP financial measure due to uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods.

Further Information

Readers are referred to the Company’s Condensed Consolidated Financial Statements and Management’s Analysis of Results for the three months ended 30 June 2015 for additional information regarding the Company’s results, including information regarding income taxes, the asbestos liability and contingent liabilities.

Forward-Looking Statements

This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended 31 March 2015; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates, changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law.

END

Media/Analyst Enquiries:

Sean O’ Sullivan Telephone: +61 2 8845 3352

Vice President Investor and Media Relations Email: media@jameshardie.com.au